FOR IMMEDIATE RELEASE

NEWS RELEASE

APPOINTMENT OF CHAIRMAN AND NEW DIRECTOR

Vancouver, Canada, June 2nd, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce the appointment to Company’s Board of Directors Mr Michael Riley C.A. and the appointment of Ambassador Thomas Graham Jr. as Chairman of the Board.

Mr. Riley is a Chartered Accountant and was an audit partner with Ernst & Young LLP from 1985 to 2006.  He is currently a director and Chair of the Audit Committee of BC Lottery Corporation and a member of the Board of Directors and Chair of the Audit Committee of Primero Mining Corp.  He is also on the Board of Directors of the Vancouver Symphony Society and the BCAA Road Safety Foundation.  Previously, from 1996-2003, he was a member of Board of Directors and Treasurer of the Heart and Stroke Foundation of BC and Yukon; and from 1997-2006 was a member of the Economic Development Committee of the Vancouver Board of Trade.  Mr Riley has a B.Comm. (Honors) degree in Quantitative Methods, from Concordia University and has a Graduate Diploma in Public Accounting from McGill University.

President Peter Dasler commented “the Board of CanAlaska is very pleased to welcome Mr. Riley to the Company.  CanAlaska has established a very strong presence in the Athabasca Basin, with major international joint venture partners assisting in the exploration for new uranium deposits on the Company’s properties.  There is a strong international demand for additional uranium to power new generation nuclear reactors.  This demand is expected to continue to build in the future, notwithstanding the current nuclear power plant problems in Japan.  Mr. Riley has extensive experience in business and finance, and will be able to significantly assist CanAlaska in the Company’s future growth.  Mr. Riley will become the Chair of CanAlaska’s Corporate Governance Committee, and also act as a member of the Company’s Audit Committee.

The appointment of Ambassador Thomas Graham Jr. as Chairman of the Board is a further step in the development of the Company.  Ambassador Graham has been a strong member of CanAlaska’s board for the past four years.  Ambassador Thomas Graham, Jr. is one of the world's leading experts in nuclear non-proliferation.  Amb. Graham Jr. has served under four successive U.S. Presidents as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years.  This includes the SALT, START, ABM, INF, NPT, CFE and CTBT Treaties.  Amb. Graham Jr. has served with the U.S. Arms Control and Disarmament Agency and as the Special Representative of the President of the United States for Arms Control, Non-Proliferation, and Disarmament, in which role he successfully led U.S. government efforts to achieve the permanent extension of the Nuclear Non-Proliferation Treaty.

News Release

June 2nd , 2011

Amb. Graham Jr. has been an Independent Director of the Company since 2007.  He was appointed as a member of the International Advisory Board for the nuclear program of the United Arab Emirates in December, 2009 and is currently serving as both Chairman of the Board of Mexco Energy Corporation (July 1997 - present) and as Executive Chairman of Lightbridge Corporation, formerly Thorium Power, Ltd. (2006 - present).

President Peter Dasler commented that “Ambassador Graham has been a strong member of CanAlaska’s board for the past four years, and with CanAlaska’s strong treasury, multiple joint ventures, and extensive land position in the Athabasca, there is exciting potential for future partnerships.  The development of these partnerships is well overseen by Ambassador Graham.”

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 2nd , 2011